SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 20 2009
DIVISION OF MARKET REGULATION

SECUR 09041847 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Salle St Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trimarco, Radencich, Schwartz + Mrazek

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

CONTENTS

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
LaSalle St. Securities, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

February 21, 2009
Naperville, Illinois

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 97,733
Cash segregated under federal and other regulations	175,000
Receivables from broker-dealers and clearing organization	2,206,546
Accounts receivable	669,423
Deposit with clearing organizations	121,844
Securities owned, at market	3,719,369
Due from affiliates	62,500
Notes receivable, less allowance for doubtful accounts of $20,500	428,900
Equipment and leasehold improvements, less accumulated depreciation of $457,560	148,673
Exchange membership, at cost	25,000
Other assets	2,519
Total assets	$ 7,657,507

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 215,236
Commissions payable to broker-dealers	1,827,858
Accrued payroll	535,401
Accrued other	1,682
Contigency for litigation loss	50,000
Due to affiliate	363,496
Securities sold, not yet purchased, at market	1,166
Total liabilities	2,994,839
Member's equity	4,662,668
Total liabilities and member's equity	$ 7,657,507

See notes to statement of financial condition.

LASALLE ST. SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides investment related services for companies and individuals throughout the United States.

Estimates

Management uses estimates and assumptions in preparing the statement of financial condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations

Cash of $175,000 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents

Accounts and Notes Receivable

Receivables from Broker Dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

Notes receivable are comprised of uncollateralized advances made to unrelated parties which have various interest rates and maturity dates. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customer's and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

NOTE 2. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Corporate stocks	$ 2,664	$ 1,166
Obligations of U.S. government	3,716,705	-
Total	$ 3,719,369	$ 1,166

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2008, equipment and leasehold improvements consisted of the following:

Equipment	$ 493,109
Furniture and fixtures	82,137
Leasehold improvements	30,987
Total	$ 606,233

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2008, the Company provided various administrative and operating services to affiliated companies for which they were paid $10,261.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated Company under an operating lease expiring in June, 2010. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2008 was $164,152.

The Company leases office space from an unrelated third party under an operating lease expiring in August, 2010. Rent expense for the year ended December 31, 2008 was $27,202.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2011. Rent expense for this office equipment for the year ended December 31, 2008 was $87,166.

Future minimum lease payments are as follows:

	Facilities	Office Equipment	Total
2009	$ 190,863	$ 104,898	$ 295,761
2010	97,675	74,898	172,573
2011	-	6,000	6,000
Total	$ 288,538	$ 185,796	$ 474,334

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $3,593,707 and $250,000, respectively. The Company's net capital ratio was 0.833 to 1. The net capital rule may effectively restrict the payment of cash dividends.

NOTE 7. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

LASALLE ST. SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Litigation

The Company is a defendant in various lawsuits incidental to its securities and commodities business. The Company has accrued $50,000 relating to potential settlements. Management of the Company, after consultation with outside legal counsel, believes that the resolution of the remainder of the lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 8. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 10. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's Operating Agreement specifies the following information relating to its members:

Members' liability limitation
Rights and obligations of members
Members' contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of members' interests
Additional members